Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) CHANGES TO THE RESPONSIBILITIES OF GOLD FIELDS’ NON-EXECUTIVE DIRECTORS Shareholders are advised that, in terms of 3.59(c)of the JSE Listings Requirements the board of directors (“Board”) has approved the appointment of Mr. John Fraser MacKenzie and Mr. Michael Ian Rawlinson, both non- executive directors of the Board, to the following Board sub-committees with effect from 1 December 2025: 1. Mr. MacKenzie: the Nomination and Governance Committee; Safety, Health and Sustainable Development Committee; Technical Committee and Strategy and Investment Committee. 2. Mr. Rawlinson: the Audit Committee; Remuneration Committee; and Strategy and Investment Committee. 27 November 2025 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd